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February 5, 2007

Ms Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Boulder Capital Opportunities II, Inc. (the Company)
Form 10-KSB for the Fiscal Year ended December 31, 2005
Form 10-QSB for the Fiscal Quarter ended March 31, 2006
File Number: 0-21847

Dear Ms. Jenkins;

This is in response to your July 18, 2006 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Item 8A-Controls and Procedures, page 9

1. The Company has made the appropriate revisions.

Report of Independent Registered Public Accounting Firm, page F-1

2. The Company has made the appropriate revisions.

3. The Company has provided the additional report.

Form 10-QSB for the Fiscal Quarter ended March 31, 2006

Item 3-Controls and Procedures, page 3

4. The Company has made the appropriate revisions.

5. The Company has made the appropriate revisions.

6. The Company has provided the revision.

Ms Tia L. Jenkins
February 5, 2007

Financial Statements, page 4

7. The Company has made a revision to Note 7, rather than Note 6. The amount was a typing error and should have been $5,000 and not $35,000 for the stocks issued in April 2006.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Ms. Peggy Gardner at (720) 732-6864.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David Wagner
David Wagner